CHINA VOICE HOLDING CORP.

327 Plaza Real, Suite 319

Boca Raton, Florida 33432

(561) 394-2482

September 26, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention: John Zitko, Mail Stop 3720

Re:	China Voice Holding Corp. Registration Statement on From 10
(File No. 000-53366)

Ladies and Gentlemen:

Reference is made to the above-captioned registration statement filed by China Voice Holding Corp. (the “Registrant”) with the Securities and Exchange Commission on August 6, 2008 (the “Registration Statement”). The Registrant has determined to withdraw the Registration Statement. The Registration Statement has not become effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (561) 394-2906, with a copy to Ronald L. Brown, at Andrews Kurth LLP at (214) 659-4819.

Please do not hesitate to call the undersigned at (561) 394-2482 or Ronald L. Brown of Andrews Kurth LLP at (214) 649-4469 with any questions you may have regarding this letter.

Very truly yours,

CHINA VOICE HOLDING CORP.

By:        /s/        Bill Burbank

President